SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED):
February 7, 2006

SUPREME INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-8183**	**75-1670945**
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

P.O. Box 237
2581 E. Kercher Road
Goshen, Indiana 46528
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: - (574) 642-3070

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2.below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Principal officers; Election of Directors; Appointment of Principal Officers. Other Events.

      (c)   **Appointment of New Principal Officer -**

      (1)   **Appointment.** On February 7, 2006, Supreme Industries, Inc. (the "Company") issued a press release announcing the appointment of Robert W. Wilson as its President and Chief Operating Officer. This press release is attached hereto as **Exhibit 99.2**. Appointment.

      (2) **Background Information:**

      (i) Identification – Mr. Wilson, age 61, was named Executive Vice President, Treasurer, and Chief Financial Officer of the Company in December of 1992. Mr. Wilson has served as a Director of the Company since November of 1990. The former President of the Company, Herbert M. Gardner, will retain his title as Chairman of the Board and Chief Executive Officer of the Company.

      (ii) Family Relationships – There is no family relationship between Mr. Wilson and any other Director or Executive Officer of the Company.

      (iii) Business Experience – The Press Release attached hereto as **Exhibit 99.2** also announced the appointment of Mr. Wilson as Chief Executive Officer of the Company's primary (and wholly-owned) operating subsidiary, Supreme Corporation. Mr. Wilson served as the Vice President of Finance, Treasurer, and Assistant Secretary of Supreme Corporation from February of 1988 until April of 2005. In November of 2000, Mr. Wilson was appointed as a co-holder (along with two other Executive Officers) of the Office of President of Supreme Corporation. In May of 2005, Mr. Wilson was appointed to be the President and Chief Operating Officer of Supreme Corporation. Mr. Wilson has been a member of the Board of Directors of Supreme Corporation since November of 1990.

      (iv) Related Transactions – Other than compensation paid in the ordinary course of business, Mr. Wilson has no material transactions with the Company or any of its subsidiaries.

      (3) **Employment Contract.** Supreme Corporation has entered into a three-year Employment Contract with Mr. Wilson dated to be effective May 1, 2005, as amended to be effective January 1, 2006, providing for a minimum base salary of $200,000 (subject to increase by the determination of the Board of Directors) plus a bonus (subject to approval by the Board of Directors) based upon the Company's pre-tax operating performance for each year.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished with this Form 8-K.

Exhibit No.	Description
99.2	Press release dated February 7, 2006, announcing the election of Robert W. Wilson to the position of President and Chief Operating Officer and to Chief Executive Officer of its Subsidiary Supreme Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPREME INDUSTRIES, INC.

Dated: February 13, 2006   BY: /s/ Jeffery D. Mowery
                                             Jeffery D. Mowery
                                             Vice President of Finance and Chief
                                             Financial Officer

EXHIBIT INDEX

99.2	Press release dated February 7, 2006, announcing the election of Robert W. Wilson to the position of President and Chief Operating Officer and to Chief Executive Officer of its Subsidiary Supreme Corporation. The full text of the press release is set forth in Exhibit 99.2 hereto.

<u>Exhibit 99.2</u>

SUPREME INDUSTRIES, INC.

<u>For Immediate Release</u>

Contact: Robert W. Wilson
President and Chief Operating Officer
(574) 642-4888

Supreme Industries Announces the Election of Robert W. Wilson To the Position of President and Chief Operating Officer And to Chief Executive Officer of its Subsidiary Supreme Corporation

GOSHEN, Ind., February 7, 2006 — Supreme Industries, Inc. — (AMEX:STS), a leading manufacturer of specialized transportation products, today announced that its board of directors has elected Robert W. Wilson to the position of president and chief operating officer of Supreme Industries and to chief executive officer of its subsidiary Supreme Corporation.

Herbert M. Gardner, chairman of Supreme Industries, commented, “Bob joined Supreme Corporation in 1988 as controller, and subsequently rose to executive vice president and chief financial officer and then president and chief operating officer, after having been a member of the office of the president. Bob’s contributions to the Company, especially in the past several years, have been invaluable,” Gardner continued. “This election is in recognition of his leadership and our significantly improved performance.”

Supreme Industries, Inc. is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans® line of special-purpose "shuttle-type" buses and armored vehicles. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

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This report contains forward-looking statements, other than historical facts, which reflect the view of the Company's management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend," and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by and information currently available to the Company's management. Although management believes that the expectation reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, raw material cost increases, and severe interest rate increases. Furthermore, the Company can provide no assurance that such raw material cost increases can be passed on to its customers through implementation of price increases for the Company's products. The forward-looking statements contained herein reflect the current views of the Company's management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.